UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha Kansai Urban Ginko Kabushiki Kaisha Minato Ginko
(Name of Subject Company)

Kansai Urban Banking Corporation The Minato Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Corporation)

Resona Holdings, Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Kazumasa Hashimoto
Chairman of the Board & President
Kansai Urban Banking Corporation
1-2-4 Nishi-Shinsaibashi, Chuo-ku
Osaka 542-0086
Japan
+81-06-6281-7000

Katsuaki Maruyama
Executive Officer
The Minato Bank, Ltd.
2-1-1 Sannomiya-cho, Chuo-ku
Kobe 651-0193
Japan
+81-78-333-3224

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached or previously furnished as exhibits to this Form CB:

Exhibit Number

1.
English translation of the press release titled “Basic Agreement Concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.” dated March 3, 2017.*

2.
English translation of the press release titled “Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.” dated September 26, 2017.**

3.	English translation of the presentation titled “Creation of Kansai Mirai Financial Group” dated September 26, 2017.**
4.
English translation of the press release titled “Notice concerning Partial Correction to the “Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.”” dated October 13, 2017.

*	Previously furnished as an exhibit to the Form CB filed with the Securities and Exchange Commission on March 28, 2017.
**	Previously furnished as an exhibit to the Form CB filed with the Securities and Exchange Commission on September 27, 2017.

Item 2. Informational Legends

Included in Exhibits 1 through 4 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Resona Holdings, Inc. submitted to the Securities and Exchange Commission a Form F-X executed by it and its agent for service of process on March 28, 2017.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESONA HOLDINGS, INC.

Dated: October 16, 2017	By:	/s/ Masahiro Minami
Name: Masahiro Minami
Title: General Manager

EXHIBIT 4

The transactions pursuant to the business integration are made for the securities of Japanese companies.  The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Resona Holdings, Inc.
Sumitomo Mitsui Financial Group, Inc.
The Minato Bank, Ltd.
Kansai Urban Banking Corporation
The Kinki Osaka Bank, Ltd.

Notice concerning Partial Correction
to the “Notice concerning a Business Integration between The Minato Bank, Ltd.,
Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.”

Tokyo, October 13, 2017

The five companies, Resona Holdings, Inc., Sumitomo Mitsui Financial Group, Inc., The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd. hereby announce the following partial correction to our “Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.” published as of September 26, 2017.  The corrected parts are shown with underlining:

III.	Implementation of the Share Exchanges (Scheduled)
4.	Grounds for the Allotment related to the Share Exchanges
(4) Measures to Ensure Fairness of the Business Integration and to Avoid Conflicts of Interest

(Before correction)

(Omitted)

Taking into account the facts that SMBC, a parent company of Kansai Urban, agreed to tender all of the 36,109,772 shares of Kansai Urban held by it (ownership percentage(*): 49.11%) to the Tender Offer for Minato Stock, and that SMFG and SMBC are parties to the Business Integration Agreement, Kansai Urban has taken the

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following measures in order to ensure fairness of the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges, and to avoid conflicts of interest.

(Omitted)

(After correction)

(Omitted)

Taking into account the facts that SMBC, a parent company of Kansai Urban, agreed to tender all of the 36,109,772 shares of Kansai Urban held by it (ownership percentage(*): 49.11%) to the Tender Offer for Kansai Urban Stock, and that SMFG and SMBC are parties to the Business Integration Agreement, Kansai Urban has taken the following measures in order to ensure fairness of the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges, and to avoid conflicts of interest.

(Omitted)

(Reference) Minato’s Consolidated Performance Forecast for the Current Fiscal Year (published on July 28, 2017) and Consolidated Results for the Previous Fiscal Year (Unit: yen)

(Before correction)
Minato	Consolidated Ordinary Income	Consolidated Ordinary Profit	Net Profit Attributable to the Shareholders of the Parent Company	Consolidated Net Profit per Share (Unit: yen)
Forecast for the Current Fiscal Year (Fiscal Year Ending March 2018)	60,500	9,800	6,200	151.08
Results for the Previous Fiscal Year (Fiscal Year Ended March 2017)	60,748	11,005	7,119	173.82

(After correction)
Minato	Consolidated Ordinary Income	Consolidated Ordinary Profit	Net Profit Attributable to the Shareholders of the Parent Company	Consolidated Net Profit per Share (Unit: yen)
Forecast for the Current Fiscal Year (Fiscal Year Ending March 2018)	60,500	9,800	6,200	151.08
Results for the Previous Fiscal Year (Fiscal Year Ended March 2017)	60,748	11,005	7,119	173.81

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